FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2008.

Total number of pages: 28

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2007 (Unaudited)
(FROM APRIL 1, 2007 TO DECEMBER 31, 2007) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2008
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2007 (Unaudited)

(FROM APRIL 1, 2007 TO DECEMBER 31, 2007)

CONSOLIDATED

Released on February 1, 2008

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Data (U.S. GAAP)

(from April 1, 2007 to December 31, 2007)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Nine months ended December 31		Year ended March 31
	2007	2006	2007
Net sales	¥558,988	¥459,141	¥629,667
Percent change from the previous period	21.7%	16.9%	17.3%
Operating income	57,150	49,077	64,009
Percent change from the previous period	16.4%	22.4%	19.8%
Income before provision for income taxes	53,652	50,718	65,595
Percent change from the previous period	5.8%	1.8%	1.9%
Net income	34,303	30,075	39,932
Percent change from the previous period	14.1%	(7.5)%	(2.5)%
Net income per share -basic	¥236.73	¥207.92	¥276.03
Net income per share -diluted	¥230.28	¥202.04	¥268.25

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	December 31		March 31
	2007	2006	2007
Total assets	¥700,686	¥626,113	¥662,623
Shareholders’ equity	331,650	293,059	305,016
Shareholders’ equity to total assets	47.3%	46.8%	46.0%
Shareholders’ equity per share	¥2,288.18	¥2,025.28	¥2,107.40

(3) Consolidated Results of Cash Flows

	Yen in millions
	December 31		March 31
	2007	2006	2007
Net cash provided by operating activities	¥57,285	¥43,261	¥64,723
Net cash used in investing activities	(32,887)	(45,140)	(78,935)
Net cash provided by (used in) financing activities	(22,100)	(14,804)	8,943
Cash and cash equivalents at the end of the period	¥90,187	¥76,833	¥88,784

2. Dividend Condition

	Yen
	Year ending March 31, 2008	Year ended March 31, 2007
Dividend per share (interim)	¥25.00	¥20.00
Dividend per share (year-end)	¥25.00 *	¥25.00
Dividend per share (annual)	¥50.00 *	¥45.00

Note:

* The dividends per share (year-end) and (annual) are forecast amounts.

3. Forecasted Consolidated Financial Results (For the year ending March 31, 2008)

Yen in millions (except for per share amounts)
Net sales	¥720,000
Operating income	75,000
Income before income taxes and minority interests	75,000
Net income	45,000
Net income per share	¥310.53

4. Others

(1) Change in number of material subsidiaries during the nine months ended December 31, 2007

   (due to change in the scope of consolidation) : No

(2) Adoption of simplified accounting method : Yes

Please see the “Qualitative Information and Financial Statements” 4.Others (2), described as below.

(3) Changes in accounting method from last consolidated fiscal year ended March 31, 2007 : Yes

(4) Scope of consolidation and application of equity method

Number of consolidated subsidiaries:	127
Number of affiliates accounted for by the equity method:	4

(5) Change in scope of consolidation and application of equity method

  a) Changes from March 31, 2007

Number of subsidiaries newly included in consolidation:	10
Number of subsidiaries excluded from consolidation:	-
Number of affiliates newly accounted for by the equity method:	-
Number of affiliates excluded from accounting by the equity method:	-

  b) Changes from December 31, 2006

Number of subsidiaries newly included in consolidation:	25
Number of subsidiaries excluded from consolidation:	1
Number of affiliates newly accounted for by the equity method:	-
Number of affiliates excluded from accounting by the equity method:	-

Qualitative Information and Financial Statements

1. Qualitative Information Regarding Consolidated Business Results

(1) Cumulative Results for the Nine Months Ended December 31, 2007

By the end of the first three quarters of fiscal 2007, the market for small precision motors, Nidec’s core business, had pulled out of its first-quarter slump and regained its strength. Other businesses bottomed out and began to recover strongly in the fourth quarter of last fiscal year and the first quarter of this fiscal year. This was the effect of efforts invested by every business segment in the “three news” (new market, new customers, and new products), and significant improvements in the areas of technology and costs. Nidec is also moving forward strongly with the restructuring of its business through the addition of newly consolidated subsidiaries, while continuously implementing improvements to management. This brought year-on-year improvements in net sales, operating income and net income for the first nine months of the fiscal year, and the company achieved its performance forecasts for the period. Also boosted by the addition of newly consolidated subsidiaries, net sales rose approximately 22% in comparison to the same period of the previous fiscal year, while operating income rose more than 16%, and consolidated net income grew 14%.

Net income for the nine months ended December 31, 2007, rose 21.7%, or ¥99,800 million, to ¥558,988 million. Operating income increased 16.4%, or ¥8,100 million, to ¥57,150 million. Operating income for the machinery business declined from ¥11,900 million for the same period of the previous fiscal year to ¥8,600 million for the first nine months of this fiscal year, a decline of ¥3,300 million. However, higher operating income in other business segments offset this decline. If the machinery business is excluded, the other business segments achieved growth in operating income of approximately 30%.

Income before provision for income taxes rose 5.8%, or approximately ¥2,900 million. However, a foreign exchange loss of approximately ¥2,800 million was posted (following a foreign exchange gain of approximately ¥1,800 million in the same period of the previous fiscal year), for a total negative year-on-year effect on the income of ¥4,600 million. Despite this, we were able to cover the decline by decrease of provision for income taxes and decrease of minority interest in income of consolidated subsidiaries. This allowed our net income to grow 14.1%, or approximately ¥4,200 million, to ¥34,303 million.

Net sales by business were as follows.

Net sales for the small precision motor business showed substantial growth, rising 25.2%, or ¥59,500 million, to ¥295,326 million. The addition of newly consolidated subsidiaries accounted for 10.7% of the sales growth, with other operations accounting for the remaining 14.5%. Spindle motors for hard disk drives posted healthy performance, achieving growth of 17% in the volume of sales, and 18% in the value of sales. Yen-denominated sales prices rose by almost 1%. However, the value of the yen declined by 1%, which prevented growth in dollar-based sales. During the period under review, the growth in sales of the motors for 2.5-inch hard drives once again greatly outstripped that of the motors for 3.5-inch hard drives. Sales of motors for micro drives 1.8-inches or smaller declined slightly. Net sales of DC motors increased 25%, or approximately ¥14,200 million. Of this, 14% can be attributed to the addition of newly consolidated subsidiaries. Net sales of the brushless DC motors of Nidec Corporation and its direct-line subsidiaries rose 11%, or ¥4,100 million, year-on-year, and the volume of sales increased approximately 19%. This is due to a conspicuous, continuous increase in sales volume of brushless DC motors for optical disk drives, accompanied by declining sales prices and falling sales of high-value products such as DC motors for OA equipment. Net sales of brushless DC fans increased 26%, or ¥7,600 million, of which newly consolidated subsidiaries accounted for more than 18%. Sales of the brushless DC fans of Nidec Corporation and its direct-line subsidiaries rose 7.3%.

Net sales of mid-size motors business increased approximately 109%, or ¥37,000 million, to ¥70,941 million. This increase was mainly due to ¥27,500 million of Nidec Motors & Actuators, which was acquired from Valeo S. A. Even exclusive of this effect, though, net sales of mid-size motors increased almost 30% as a result of growth in sales of motors for automobiles and motors for home appliances and industrial use.

Net sales for the machinery business decreased approximately 16%, or ¥10,300 million, to ¥53,130 million. This was the result of a decline in shipments of liquid crystal substrate robots by Nidec Sankyo Corporation. However, Nidec Tosok Corporation, Nidec-Shimpo Corporation, and Nidec-Read Corporation maintained their strong performance and posted growth in sales.

Net sales for the electronic and optical components business posted a gain of 13%, or ¥13,500 million, to ¥119,822 million in comparison to the same period of the previous fiscal year. This was due to the fact that Nidec Copal’s sales in this segment increased approximately 13% in shutters for digital cameras and plastic lens units segments, including for mobile telephones, and Nidec Copal Electronics’ sales in this segment increased approximately 38% in motors for amusement and the effect of the acquisition of Fujisoku Corporation. Sales of optical pick-up units by Nidec Sankyo group declined 19% year-on-year, but this was offset by growth in sales of home appliances units, and higher revenues at Nidec Pigeon Corporation, which is Nidec Sankyo’s subsidiary.

Net sales for the “others” segment increased approximately 1%, or ¥200 million, to ¥19,769 million. Sales of its pivot assemblies for hard disk drives by Nidec Singapore Pte. Ltd. decreased, while sales of automobile parts by Nidec Tosok rose approximately 7%.

Operating income for the nine months ended December 31, 2007 rose 16.4%, or ¥8,073 million, to ¥57,150 million. Substantial growth was seen in operating income from small precision motors, mid-size motors, and electronic and optical components, but the income from other businesses and the machinery business decreaed. The consolidated operating income ratio edged down 0.5 percentage points in comparison with the same period of the previous fiscal year. Although newly consolidated subsidiaries are making a contribution to the growth of net sales, at present there is a temporary surge in business restructuring expenses, which is having a negative effect on our operating income. However, these temporary losses were nearly completed during the third quarter of this fiscal year. In addition, all business segments have moved forward with measures to improve performance, which allowed the company to post a record high operating income ratio of 11.8% for these three months ended December 31, 2007 alone.

Operating income for the small precision motors business for the first nine months of this fiscal year increased approximately 23%, or ¥7,200 million, to ¥37,799 million. The operating income ratio was 12.8%. Despite factors such as the transient losses of newly consolidated subsidiaries, and net sales growth that failed to avert low profit margins, an operating income ratio near the level seen in the same period of the previous fiscal year was achieved.

Operating income for the mid-size motors business was ¥1,735 million. This represents a year-on-year increase of approximately ¥1,200 million. The primary reasons for the increase in operating income are the progress seen in measures to improve earnings in motors for electric home appliances and industrial use, particularly in overseas manufacturing, and the expansion of demand for motors for use in air conditioning and other home electric appliances. Automotive power steering motors also made a contribution to profits.

Operating income for the machinery business fell by approximately ¥3,300 million to ¥8,600 million. Nidec Sankyo’s robot business was performing strongly during the same period of the previous fiscal year, with operating income at a high level. During the period under review, sales in the robot business declined significantly. The failure of demand to recover in the third quarter was the principle cause of declining profits. Nidec-Shimpo, Nidec-Read, and Nidec Tosok achieved year-on-year growth in operating income.

Operating income for the electronic and optical components business increased ¥3,000 million to ¥9,908 million in comparison to the corresponding period of the previous fiscal year. This is an indicator of the recovery of profitability in the electronic and optical components businesses of Nidec Copal Electronics and Nidec Copal, as well as higher sales of Nidec Copal Electronics’ motors for amusement machines and improved profitability of new products such as Nidec Copal’s shutters for digital cameras and plastic lens units. In addition, decreases in unprofitable products by Nidec Sankyo’s optical pick-up unit made a contribution to the growth of the operating income.

Operating income for the “others” segment declined by ¥800 million to ¥1,606 million. This was mainly due to the effect of declining sales of pivot assemblies. Orders received for automobile parts from principal customers finally recovered, but the gain was insufficient to offset the drop in sales of pivot assemblies.

(2) Performance for the Three Months Ended December 31, 2007

Below, we will discus performance for the third quarter of fiscal 2007. Net sales increased 23.2% year-on-year, or approximately ¥37,000 million, to approximately ¥196,300 million. Compared to the second quarter ended September 30, 2007, third quarter net sales increased by 3.0%, or ¥5,800 million. Operating income for the third quarter of this fiscal year increased 35.5% year-on-year, or approximately ¥6,000 million year-on-year, to approximately ¥23,100 million, rising by 21.6%, or approximately ¥4,100 million, in comparison to the second quarter. Consolidated net income for the third quarter increased 50.0%, or ¥4,600 million year-on-year, to approximately ¥13,900 million, and increased by 50.9%, or approximately ¥4,700 million, in comparison to the second quarter.

Next, we will discuss trends in performance, comparing the third quarter with the second quarter of fiscal 2007. As noted above, net sales increased by ¥5,800 million over the second quarter. Sales of small precision motors rose 3.9% to ¥4,100 million, representing 71% of the total growth in sales. It is noteworthy that sales of spindle motors for hard disk drives increased by 8.6%, or approximately ¥5,000 million, which is more than the increase in the entire small precision motors business. Sales of brushless DC motors and fan motors are at high levels, but declined slightly. (When newly consolidated subsidiaries are excluded, the sales rose 9.3% in comparison to the same period of the previous fiscal year.) In other business segments, sales of mid-size motors rose 3.6%, or approximately ¥800 million. Sales of “others” businesses increased approximately ¥800 million, or 13.0%, sales of machinery increased slightly, and sales of electronic and optical equipment decreased slightly. However, in comparison to the third quarter of the previous fiscal year, sales of mid-size motors were approximately double, and electronic and optical components were up 7.7%. With the exception of machinery, where sales declined 8.0%, performance in all areas improved steadily. Total operating income rose approximately ¥4,100 million, with small precision motors gaining 16%, or ¥2,000 million, mid-size motors increasing ¥100 million, and electronic and optical components posting growth of ¥700 million, machinery increasing ¥100 million, and “others” business including automotive parts, increased ¥600 million. All business segments have posted income growth for two consecutive quarters, which shows the progress of efforts to improve profitability at all consolidated subsidiaries.

2. Qualitative Information Regarding Financial Position and Cash Flows

Total assets as of December 31, 2007 increased approximately ¥38,100 million compared to March 31, 2007. This was mainly due to the effect of newly consolidated subsidiaries, Japan Servo and its subsidiaries. Cash and cash equivalents, account receivables, inventories, and property, plant and equipment increased approximately ¥1,400 million, ¥23,100 million, ¥6,700 million, and ¥4,500 million, respectively.

Regarding total liabilities, short-term and long-term borrowings decreased approximately ¥5,700 million, trade notes and accounts payable increased approximately ¥13,900 million compared to March 31, 2007.

Regarding shareholders’ equity, retained earnings increased approximately ¥26,100 million. Minority interest in consolidated subsidiaries increased approximately ¥4,300 million, due mainly to the effect of newly consolidated subsidiaries, Japan Servo and its subsidiaries.

As a result, our shareholders’ equity was approximately ¥331,700 million. Our shareholders’ equity per total assets became 47.3%.

(Overview of Cash Flow)

The balance of cash and cash equivalents as of December 31, 2007 was ¥90,187 million, an increase of ¥1,403 million from the balance as of March 31, 2007.

Cash flow provided by operating activities was ¥57,285 million for the nine months ended December 31, 2007 (“this period”). This was mainly due to the fact that cash flow provided by net income, depreciation and amortization was totaled approximately 62,500 million, while cash flow used in change of operating assets and liabilities of ¥8,500 million.

Cash flow used in investing activities was ¥32,887 million, out of which payments for capital investment were approximately ¥26,000 million, acquisition of consolidated subsidiaries, net of cash acquired was approximately ¥2,600 million, and additional investment in subsidiaries was approximately ¥6,600 million during this period.

Cash flow used in financing activities was ¥22,100 million, resulting from a repayment of short-term and long-term borrowings total of approximately ¥12,400 million, repayment of lease obligations of approximately ¥1,400 million and dividend payment of approximately ¥7,200 million.

3. Qualitative Information Regarding Forecasts of Consolidated Performance

The forecasts of consolidated performance released on April 25, 2007 remain fundamentally unchanged.

Performance during the first nine months of the current fiscal year has been very close to forecasts. Cumulative net sales for the nine-month period were 77.6% of the forecast for the fiscal year, and operating income was at 76.2% of the fiscal-year forecast. Net income was also at 76.2% of the fiscal-year forecast. The performance of Nidec’s core small precision motor business remained strong, including spindle motors for hard disk drives, which are the segment’s signature products. Demand is expected to remain at high levels in the fourth quarter. There is concern, however, that business segments other than small precision motors will be affected by a business slump in both the U.S. and Japan, which could result in sudden declines in demand and sales prices, and these circumstances do not permit optimism. Further, the forecasts of performance for the fiscal year were based on an assumed exchange rate of ¥115 to the U.S. dollar, but we are now seeing an appreciation of the yen. This will show an influence on performance beginning in January, but it is difficult to predict the strength of its effect in a market that fluctuates sharply on a daily basis, such as we have now. Despite these circumstances, Nidec’s management will move forward with vigorous measures to improve performance despite changes in the external environment. Therefore, the initial forecasts of performance for the fiscal year remain unchanged.

4. Others

(1) Change in number of material subsidiaries during the nine months ended Deccember 31, 2007 (due to change in the scope of consolidation) : No

(2) Adoption of simplified accounting method :

(Corporate income tax reporting standards)

Corporate income tax and other taxes are calculated using simplified methods, including the use of expected annual tax rate based on the legal income tax rate.

(3) Changes in accounting method in last consolidated fiscal year ended March 31, 2007:

（Calculation method for salvage value of machineries and equipment)

For Nidec Corporation and its subsidiaries located in Japan, Nidec changed its calculation method for salvage value of machineries and equipments, from 5% of acquisition costs of the assets to memorandum prices. This is because, at the time of disposition, the assets were worth less than 5% of the acquisition cost. The change of the calculation method did not have any material impact on their operating results for the nine months ended December 31, 2007.

(Income tax)

In June 2006, FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes－an interpretation of FASB Statements No. 109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Due to the adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” during this period, our retained earnings as of March 31, 2007 decreased by ¥987 million.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

5. Consolidated Financial Statements (U.S. GAAP)

Consolidated Balance Sheets- Assets (unaudited)

	Yen in millions
	December 31, 2007		March 31, 2007		Increase or decrease	December 31, 2006
	Amount	%	Amount	%		Amount	%
Current assets:
Cash and cash equivalents	¥90,187		¥88,784		¥1,403	¥76,833
Trade notes receivable	18,557		17,318		1,239	19,483
Trade accounts receivable	170,070		147,014		23,056	146,969
Inventories:
Finished goods	32,761		26,960		5,801	27,347
Raw materials	18,506		17,324		1,182	17,546
Work in process	16,441		16,405		36	16,343
Project in progress	1,174		1,212		(38)	1,287
Supplies and other	2,077		2,407		(330)	2,957
Other current assets	22,599		21,238		1,361	19,521
Total	372,372	53.1%	338,662	51.1%	33,710	328,286	52.4%

Investments and loan receivable:
Marketable securities and other securities investments	18,844		21,805		(2,961)	21,718
Investments in and advances to affiliated companies	2,202		2,194		8	2,909
Total	21,046	3.0	23,999	3.6	(2,953)	24,627	3.9

Property, plant and equipment:
Land	40,523		38,289		2,234	38,274
Buildings	114,930		103,325		11,605	97,773
Machinery and equipment	286,203		258,970		27,233	236,982
Construction in progress	10,322		13,717		(3,395)	14,608
Sub-total	451,978	64.5	414,301	62.5	37,677	387,637	61.9
Less - Accumulated depreciation	(240,227)	(34.3)	(207,059)	(31.2)	(33,168)	(188,173)	(30.0)
Total	211,751	30.2	207,242	31.3	4,509	199,464	31.9

Goodwill	71,177	10.2	67,780	10.2	3,397	63,674	10.2
Other non-current assets	24,340	3.5	24,940	3.8	(600)	10,062	1.6

Total assets	¥700,686	100.0%	¥662,623	100.0%	¥38,063	¥626,113	100.0%

Consolidated Balance Sheets- Liabilities and Shareholders’ Equity (unaudited)

	Yen in millions
	December 31, 2007		March 31, 2007		Increase or decrease	December 31, 2006
	Amount	%	Amount	%		Amount	%
Current liabilities:
Short-term borrowings	¥74,099		¥78,848		¥(4,749)	¥53,302
Current portion of long-term debt	29,874		3,216		26,658	3,018
Trade notes and accounts payable	131,609		117,665		13,944	121,349
Other current liabilities	32,809		35,640		(2,831)	32,903
Total	268,391	38.3%	235,369	35.6%	33,022	210,572	33.6%

Long-term liabilities:
Long-term debt	3,917		31,560		(27,643)	33,425
Accrued pension and severance costs	15,319		13,013		2,306	13,855
Other long-term liabilities	10,704		11,212		(508)	8,417
Total	29,940	4.3	55,785	8.4	(25,845)	55,697	8.9

Total liabilities	298,331	42.6	291,154	44.0	7,177	266,269	42.5
Minority interest in consolidated subsidiaries	70,705	10.1	66,453	10.0	4,252	66,785	10.7

Shareholders’ equity:
Common stock	66,248	9.5	65,868	9.9	380	65,802	10.5
Additional paid-in capital	68,859	9.8	68,469	10.3	390	68,399	10.9
Retained earnings	186,554	26.6	160,480	24.2	26,074	150,624	24.1
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	7,732		6,874		858	5,089
Unrealized gains (losses) from securities	2,302		3,324		(1,022)	3,516
Minimum pension liability adjustments	-		-		-	(115)
Pension liability adjustments	233		263		(30)	-
Total comprehensive income (loss)	10,267	1.4	10,461	1.6	(194)	8,490	1.3
Treasury stock, at cost	(278)	(0.0)	(262)	(0.0)	(16)	(256)	(0.0)
Total shareholders’ equity	331,650	47.3	305,016	46.0	26,634	293,059	46.8

Total liabilities and shareholders’ equity	¥700,686	100.0%	¥662,623	100.0%	¥38,063	¥626,113	100.0%

Consolidated Statements of Income (unaudited)

	Yen in millions
	Nine months ended December 31				Three months ended December 31
	2007		2006		2007		2006
Net sales	¥558,988	100.0%	¥459,141	100.0%	¥196,287	100.0%	¥159,304	100.0%
Cost of products sold	440,107	78.7	352,307	76.7	153,555	78.2	122,232	76.7
Selling, general and administrative expenses	39,092	7.0	34,123	7.4	12,147	6.2	12,095	7.6
Research and development expenses	22,639	4.1	23,634	5.2	7,511	3.8	7,946	5.0
Operating expenses	501,838	89.8	410,064	89.3	173,213	88.2	142,273	89.3
Operating income	57,150	10.2	49,077	10.7	23,074	11.8	17,031	10.7

Other income (expense):
Interest and dividend income	2,113		1,808		572		544
Interest expenses	(1,901)		(1,351)		(380)		(355)
Foreign exchange gain (loss), net	(2,768)		1,826		(1,026)		1,131
Gain (loss) from marketable securities, net	117		240		(2)		(13)
Other, net	(1,059)		(882)		(92)		(281)
Total	(3,498)	(0.6)	1,641	0.3	(928)	(0.5)	1,026	0.6
Income before provision for income taxes	53,652	9.6	50,718	11.0	22,146	11.3	18,057	11.3
Provision for income taxes	(14,110)	(2.5)	(14,020)	(3.0)	(5,887)	(3.0)	(6,913)	(4.3)
Income before minority interest and equity in earnings of affiliated companies	39,542	7.1	36,698	8.0	16,259	8.3	11,144	7.0
Minority interest in income (loss) of consolidated subsidiaries	5,232	1.0	6,587	1.4	2,331	1.2	1,802	1.2
Equity in net (income) loss of affiliated companies	7	0.0	36	0.0	(18)	(0.0)	43	0.0
Net income	¥34,303	6.1%	¥30,075	6.6%	¥13,946	7.1%	¥9,299	5.8%

Quarterly statements of income for the nine months ended December 31, 2007 (unaudited)

	Yen in millions
	Three months ended
	June 30, 2007		September 30, 2007		December 31, 2007
Net sales	¥172,174	100.0%	¥190,527	100.0%	¥196,287	100.0%
Operating income	15,106	8.8	18,970	10.0	23,074	11.8
Income before provision for income taxes	16,831	9.8	14,675	7.7	22,146	11.3
Net income	¥11,116	6.5%	¥9,241	4.9%	¥13,946	7.1%

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) (unaudited)

	Yen in millions (except for number of shares of common stock)
Nine months ended December 31, 2007	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016
Cumulative effect resulting from the adoption of FIN No. 48 *				(987)			(987)
Comprehensive income:
Net income				34,303			34,303
Other comprehensive income (loss):
Foreign currency translation adjustments					858		858
Unrealized gains (losses) from securities, net of reclassification adjustments					(1,022)		(1,022)
Pension liability adjustments					(30)		(30)
Total comprehensive income							34,109
Dividends paid				(7,242)			(7,242)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(16)	(16)
Balance at December 31, 2007	144,987,492	¥66,248	¥68,859	¥186,554	¥10,267	¥(278)	¥331,650

Note: * Due to the adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” during this period, our retained earnings as of March 31, 2007 decreased by ¥987 million.

	Yen in millions (except for number of shares of common stock)
Nine months ended December 31, 2006	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				30,075			30,075
Other comprehensive income (loss):
Foreign currency translation adjustments					5,164		5,164
Unrealized gains (losses) from securities, net of reclassification adjustments					(347)		(347)
Minimum pension liability adjustments					-		-
Total comprehensive income							34,892
Dividends paid				(5,785)			(5,785)
Exercise of stock option	83,600	153	163				316
Issuance cost of new stock			(4)				(4)
Purchase of treasury stock						(19)	(19)
Balance at December 31, 2006	144,744,892	¥65,802	¥68,399	¥150,624	¥8,490	¥(256)	¥293,059

Consolidated Statement of Cash Flows (unaudited)

	Yen in millions
	Nine months ended December 31	Nine months ended December 31	Year ended March 31
	2007	2006	2007
Cash flows from operating activities:
Net income	¥34,303	¥30,075	¥39,932
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,171	20,957	30,687
Gain from marketable securities, net	(117)	(251)	(943)
Loss on sales, disposal or impairment of property, plant and equipment	341	1,100	1,737
Minority interest in income of consolidated subsidiaries	5,232	6,587	8,130
Equity in net losses of affiliated companies	7	36	73
Foreign currency adjustments	1,707	14	368
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(13,843)	(12,680)	(10,414)
Increase (decrease) in inventories	(2,286)	(1,305)	1,805
Increase (decrease) in notes and accounts payable	7,665	844	(4,223)
Other	3,895）	(2,116)	(2,429)
Net cash provided by operating activities	57,285	43,261	64,723
Cash flows from investing activities:
Additions to property, plant and equipment	(25,972)	(30,640)	(39,144)
Proceeds from sales of property, plant and equipment	1,907	860	1,089
Purchases of marketable securities	(107)	(2)	(4)
Proceeds from sales of marketable securities	2,029	379	1,071
Proceeds from sales of investments in affiliated companies	-	774	774
Proceeds from sales of investments in subsidiaries	-	-	135
Payments for additional investments in subsidiaries	(6,604)	(6,308)	(16,588)
Acquisitions of consolidated subsidiaries, net of cash acquired	(2,618)	(9,185)	(25,322)
Other	(1,522)	(1,018)	(946)
Net cash used in investing activities	(32,887)	(45,140)	(78,935)

	Yen in millions
	Nine months ended December 31	Nine months ended December 31	Year ended March 31
	2007	2006	2007
Cash flows from financing activities:
Decrease (increase) in short-term borrowings	(11,251)	(3,810)	22,649
Repayments of long-term debt	(2,523)	(3,759)	(6,696)
Proceeds from issuance of new shares	761	307	438
Dividends paid	(7,242)	(5,785)	(5,786)
Other	(1,845)	(1,757)	(1,662)
Net cash provided by (used in) financing activities	(22,100)	(14,804)	8,943

Effect of exchange rate changes on cash and cash equivalents	(895)	1,437	1,974
Net increase (decrease) in cash and cash equivalents	1,403	(15,246)	(3,295)
Cash and cash equivalents at beginning of period	88,784	92,079	92,079
Cash and cash equivalents at end of period	¥90,187	¥76,833	¥88,784

Segment Information

Operating Segment Information (unaudited)

(Nine months data)

			Yen in millions
	Nine months ended December 31, 2007		Nine months ended December 31, 2006		Increase or decrease
Net sales:
Nidec Corporation	¥147,540	15.7%	¥134,757	17.1%	¥12,783	9.5%
Nidec Electronics (Thailand) Co., Ltd.	95,556	10.2	63,493	8.1	32,063	50.5
Nidec (Zhejiang) Corporation	18,583	2.0	15,377	2.0	3,206	20.8
Nidec (Dalian) Limited	38,525	4.1	38,789	4.9	(264)	(0.7)
Nidec Singapore Pte. Ltd.	34,632	3.7	39,101	5.0	(4,469)	(11.4)
Nidec (H.K.) Co., Ltd.	33,483	3.6	28,450	3.6	5,033	17.7
Nidec Philippines Corporation	37,259	4.0	35,042	4.4	2,217	6.3
Nidec Sankyo Corporation	52,628	5.6	60,401	7.7	(7,773)	(12.9)
Nidec Copal Corporation	53,020	5.7	53,845	6.8	(825)	(1.5)
Nidec Tosok Corporation	18,983	2.0	16,683	2.1	2,300	13.8
Nidec Copal Electronics Corporation	19,575	2.1	17,156	2.2	2,419	14.1
Japan Servo Co., Ltd.	21,750	2.3	-	-	21,750	-
Nidec Shibaura Corporation	15,129	1.6	13,655	1.7	1,474	10.8
Nidec-Shimpo Corporation	10,194	1.1	10,035	1.3	159	1.6
Nidec Motors & Actuators	27,560	2.9	-	-	27,560	-
Nidec Nissin Corporation.	8,599	0.9	8,589	1.1	10	0.1
All others	304,777	32.5	252,626	32.0	52,151	20.6
Sub-total	937,793	100.0%	787,999	100.0%	149,794	19.0
Adjustments and eliminations	(378,805)	-	(328,858)	-	(49,947)	-
Consolidated total	¥558,988	-	¥459,141	-	¥99,847	21.7%

			Yen in millions
	Nine months ended December 31, 2007		Nine months ended December 31, 2006		Increase or decrease
Operating income:
Nidec Corporation	¥11,751	20.2%	¥8,558	17.7%	¥3,193	37.3%
Nidec Electronics (Thailand) Co., Ltd.	8,895	15.3	8,263	17.1	632	7.6
Nidec (Zhejiang) Corporation	985	1.7	121	0.2	864	714.0
Nidec (Dalian) Limited	3,817	6.6	3,344	6.9	473	14.1
Nidec Singapore Pte. Ltd.	1,036	1.8	1,171	2.4	(135)	(11.5)
Nidec (H.K.) Co., Ltd.	454	0.8	266	0.5	188	70.7
Nidec Philippines Corporation	3,539	6.1	2,894	6.0	645	22.3
Nidec Sankyo Corporation	3,360	5.8	6,285	13.0	(2,925)	(46.5)
Nidec Copal Corporation	2,324	4.0	2,627	5.4	(303)	(11.5)
Nidec Tosok Corporation	1,231	2.1	1,253	2.6	(22)	(1.8)
Nidec Copal Electronics Corporation	2,749	4.7	2,165	4.5	584	27.0
Japan Servo Co., Ltd.	318	0.5	-	-	318	-
Nidec Shibaura Corporation	(100)	(0.2)	(13)	(0.0)	(87)	-
Nidec-Shimpo Corporation	892	1.5	1,096	2.3	(204)	(18.6)
Nidec Motors & Actuators	326	0.6	-	-	326	-
Nidec Nissin Corporation.	405	0.7	396	0.8	9	2.3
All others	16,274	27.8	10,026	20.6	6,248	62.3
Sub-total	58,256	100.0%	48,452	100.0%	9,804	20.2
Adjustments and eliminations	(1,106)	-	625	-	(1,731)	-
Consolidated total	¥57,150	-	¥49,077	-	¥8,073	16.4%

(Three months data)

			Yen in millions
	Three months ended December 31, 2007		Three months ended December 31, 2006		Increase or decrease
Net sales:
Nidec Corporation	¥51,781	15.9%	¥45,722	17.1%	¥6,059	13.3%
Nidec Electronics (Thailand) Co., Ltd.	37,043	11.4	23,261	8.7	13,782	59.2
Nidec (Zhejiang) Corporation	6,448	2.0	5,484	2.0	964	17.6
Nidec (Dalian) Limited	12,285	3.8	12,506	4.7	(221)	(1.8)
Nidec Singapore Pte. Ltd.	12,656	3.9	11,751	4.4	905	7.7
Nidec (H.K.) Co., Ltd.	12,483	3.8	10,514	3.9	1,969	18.7
Nidec Philippines Corporation	12,574	3.9	12,443	4.6	131	1.1
Nidec Sankyo Corporation	17,924	5.5	18,465	6.9	(541)	(2.9)
Nidec Copal Corporation	18,185	5.6	19,008	7.1	(823)	(4.3)
Nidec Tosok Corporation	6,702	2.1	5,596	2.1	1,106	19.8
Nidec Copal Electronics Corporation	7,412	2.3	5,397	2.0	2,015	37.3
Japan Servo Co., Ltd.	7,863	2.4	-	-	7,863	-
Nidec Shibaura Corporation	4,668	1.4	4,851	1.8	(183)	(3.8)
Nidec-Shimpo Corporation	3,473	1.1	3,581	1.3	(108)	(3.0)
Nidec Motors & Actuators	8,826	2.7	-	-	8,826	-
Nidec Nissin Corporation.	2,986	0.9	2,972	1.1	14	0.5
All others	101,905	31.3	86,523	32.3	15,382	17.8
Sub-total	325,214	100.0%	268,074	100.0%	57,140	21.3
Adjustments and eliminations	(128,927)	-	(108,770)	-	(20,157)	-
Consolidated total	¥196,287	-	¥159,304	-	¥36,983	23.2%

			Yen in millions
	Three months ended December 31, 2007		Three months ended December 31, 2006		Increase or decrease
Operating income:
Nidec Corporation	¥4,814	21.3%	¥2,931	18.1%	¥1,883	64.2%
Nidec Electronics (Thailand) Co., Ltd.	3,969	17.5	2,972	18.3	997	33.5
Nidec (Zhejiang) Corporation	260	1.1	89	0.5	171	192.1
Nidec (Dalian) Limited	1,156	5.1	1,212	7.5	(56)	(4.6)
Nidec Singapore Pte. Ltd.	409	1.8	350	2.2	59	16.9
Nidec (H.K.) Co., Ltd.	183	0.8	81	0.5	102	125.9
Nidec Philippines Corporation	1,163	5.1	1,260	7.8	(97)	(7.7)
Nidec Sankyo Corporation	1,246	5.5	1,489	9.2	(243)	(16.3)
Nidec Copal Corporation	716	3.2	984	6.1	(268)	(27.2)
Nidec Tosok Corporation	521	2.3	493	3.0	28	5.7
Nidec Copal Electronics Corporation	1,283	5.7	589	3.6	694	117.8
Japan Servo Co., Ltd.	52	0.2	-	-	52	-
Nidec Shibaura Corporation	(96)	(0.4)	(46)	(0.3)	(50)	-
Nidec-Shimpo Corporation	314	1.4	517	3.2	(203)	(39.3)
Nidec Motors & Actuators	194	0.9	-	-	194	-
Nidec Nissin Corporation.	160	0.7	144	0.9	16	11.1
All others	6,294	27.8	3,157	19.4	3,137	99.4
Sub-total	22,638	100.0%	16,222	100.0%	6,416	39.6
Adjustments and eliminations	436	-	809	-	(373)	-
Consolidated total	¥23,074	-	¥17,031	-	¥6,043	35.5%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

3. Nidec acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France (“NMA”) in December 2006, and acquired majority of the voting rights of Japan Servo Co., Ltd. (“JSRV”) in April 2007. As a result, NMA was identified as reportable operating segments from three months ended June 30, 2007 and JSRV was identified as reportable operating segments from six months ended September 30, 2007.

6. Business Combinations

For the nine months ended December 31, 2007

The corporate name of entity acquired by Nidec:

Japan Servo Co., Ltd. (“JSRV”)

The business of JSRV:

Productions and sales of small precision motors and the motor applied products

The purpose of the acquisition:

We intend to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the field of small precision motors.

The acquisition date:

April 27, 2007

Legal form of the business combination:

Stock acquisition by cash payment

The voting share which Nidec acquired:

As of April 27, 2007: 51.7%

As of December 31, 2007: 60.9%

The purchase price, the purchase shares and goodwill:

As of April 27, 2007:

The purchase price for the acquisition: ¥4,809 million (The direct cost ¥4,733 million, Indirect cost ¥76 million)

The shares which Nidec acquired: 18,204,466 shares.*

Goodwill: ¥391 million.

As of December 31, 2007:

The purchase price for the acquisition: ¥6,550 million (The direct cost ¥6,474 million, Indirect cost ¥76 million)

The shares which Nidec acquired: 21,416,466 shares.*

Goodwill: ¥1,355 million.

Note*: The shares include 1,466 shares that were held by Nidec prior the tender offer. The acquisition cost of the 1,466 shares was ¥0 million.

We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No.142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize impairment.

Supplemental Materials

(1) Business Segment Information

(Nine months data)

	Yen in millions
	Nine months ended December 31, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥295,326	¥70,941	¥53,130	¥119,822	¥19,769	¥558,988	¥-	¥558,988
Intersegment	863	239	7,307	341	3,479	12,229	(12,229)	-
Total	296,189	71,180	60,437	120,163	23,248	571,217	(12,229)	558,988
Operating expenses	258,390	69,445	51,837	110,255	21,642	511,569	(9,731)	501,838
Operating income	¥37,799	¥1,735	¥8,600	¥9,908	¥1,606	¥59,648	¥(2,498)	¥57,150

	Yen in millions
	Nine months ended December 31, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥235,803	¥33,984	¥63,473	¥106,321	¥19,560	¥459,141	¥-	¥459,141
Intersegment	138	117	8,864	275	3,232	12,626	(12,626)	-
Total	235,941	34,101	72,337	106,596	22,792	471,767	(12,626)	459,141
Operating expenses	205,305	33,566	60,463	99,720	20,411	419,465	(9,401)	410,064
Operating income	¥30,636	¥535	¥11,874	¥6,876	¥2,381	¥52,302	¥(3,225)	¥49,077

(Three months data)

	Yen in millions
	Three months ended December 31, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥107,019	¥23,268	¥18,161	¥40,715	¥7,124	¥196,287	¥-	¥196,287
Intersegment	186	119	2,745	93	1,331	4,474	(4,474)	-
Total	107,205	23,387	20,906	40,808	8,455	200,761	(4,474)	196,287
Operating expenses	92,356	22,735	17,827	36,865	7,504	177,287	(4,074)	173,213
Operating income	¥14,849	¥652	¥3,079	¥3,943	¥951	¥23,474	¥(400)	¥23,074

	Yen in millions
	Three months ended December 31, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥83,302	¥11,699	¥19,743	¥37,807	¥6,753	¥159,304	¥-	¥159,304
Intersegment	56	36	3,006	41	1,079	4,218	(4,218)	-
Total	83,358	11,735	22,749	37,848	7,832	163,522	(4,218)	159,304
Operating expenses	72,230	11,352	19,530	35,335	6,982	145,429	(3,156)	142,273
Operating income	¥11,128	¥383	¥3,219	¥2,513	¥850	¥18,093	¥(1,062)	¥17,031

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: Power transmission drives, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment

(Nine months data)

			Yen in millions
	Nine months ended December 31, 2007		Nine months ended December 31, 2006		Increase or decrease
Japan	¥281,276	50.3%	¥253,577	55.2%	¥27,699	10.9%
United States	15,244	2.7	5,828	1.3	9,416	161.6
Singapore	43,153	7.7	46,732	10.2	(3,579)	(7.7)
Thailand	82,513	14.8	57,120	12.4	25,393	44.5
Philippines	10,155	1.8	9,710	2.1	445	4.6
China	32,683	5.8	27,097	5.9	5,586	20.6
Other	93,964	16.9	59,077	12.9	34,887	59.1
Total	¥558,988	100.0%	¥459,141	100.0%	¥99,847	21.7%

(Three months data)

			Yen in millions
	Three months ended December 31, 2007		Three months ended December 31, 2006		Increase or decrease
Japan	¥95,949	48.9%	¥86,497	54.3%	¥9,452	10.9%
United States	4,641	2.4	1,949	1.2	2,692	138.1
Singapore	15,933	8.1	14,308	9.0	1,625	11.4
Thailand	31,942	16.3	21,874	13.7	10,068	46.0
Philippines	3,666	1.9	3,638	2.3	28	0.8
China	10,581	5.4	9,956	6.2	625	6.3
Other	33,575	17.0	21,082	13.3	12,493	59.3
Total	¥196,287	100.0%	¥159,304	100.0%	¥36,983	23.2%

Note: The sales are classified by the geographic areas of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region

			Yen in millions
	Nine months ended December 31, 2007		Nine months ended December 31, 2006		Increase or decrease
North America	¥24,311	4.4%	¥13,828	3.0%	¥10,483	75.8%
Asia	335,321	60.0	285,878	62.3	49,443	17.3
Other	40,329	7.2	16,498	3.6	23,831	144.4
Overseas sales total	399,961	71.6	316,204	68.9	83,757	26.5
Japan	159,027	28.4	142,937	31.1	16,090	11.3
Consolidated total	¥558,988	100.0%	¥459,141	100.0%	¥99,847	21.7%

Note: Sales by region are classified by the geographic areas of the buyer and the figures exclude intra-segment transactions.